Filed by Hawaiian Airlines, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836


         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian, Aloha Holdings and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian, Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's website (www.sec.gov).

THE FOLLOWING ARE MATERIALS SUBMITTED AT AN INFORMATIONAL BRIEFING OF THE HAWAII SENATE BY ALOHA AIRGROUP, INC., HAWAIIAN AIRLINES, INC. AND TURNWORKS, INC.
ON JANUARY 22, 2002

ALOHA AIRGROUP, INC.            HAWAIIAN AIRLINES, INC.          TURNWORKS, INC.











                             INFORMATIONAL BRIEFING

                          FOR THE SENATE COMMITTEES ON

          TRANSPORTATION, MILITARY AFFAIRS, AND GOVERNMENT OPERATIONS,

                   COMMERCE, CONSUMER PROTECTION, AND HOUSING,

                                       AND

                     TOURISM AND INTERGOVERNMENTAL RELATIONS





                            Tuesday, January 22, 2002
                                    3:00 p.m.
                       Conference Room 229, State Capitol

                             INFORMATIONAL BRIEFING
                          FOR THE SENATE COMMITTEES ON
          TRANSPORTATION, MILITARY AFFAIRS, AND GOVERNMENT OPERATIONS,
                   COMMERCE, CONSUMER PROTECTION, AND HOUSING,

                                       AND

                     TOURISM AND INTERGOVERNMENTAL RELATIONS

                            Tuesday, January 22, 2002
                                    3:00 p.m.
                       Conference Room 229, State Capitol

                                      INDEX

1 Statement by Glenn R. Zander, President and Chief Executive Officer, Aloha Airgroup, Inc.

     Attachments:
        Chart 1: Total visitor arrivals have barely risen in a decade
        Chart 2: Direct flights to Neighbor Islands have grown dramatically Chart 3: Because of the high fixed costs of the airline business, any loss of passenger revenue goes straight to our bottom line Chart 4: The tragedy of September 11 has had a devastating effect on interisland traffic

2 Testimony of Paul Casey, Vice Chairman and Chief Executive Officer of Hawaiian Airlines, Inc.

3 Letter dated January 22, 2002 from Greg Brenneman, Chairman and Chief Executive Officer, TurnWorks, Inc.

4 Outline, Written Statement of Steve DeSutter, Senior Vice President, TurnWorks, Inc.

5    Written Statement of Steve DeSutter, Senior Vice President, TurnWorks, Inc.

6 Letter dated January 21, 2002 from John Feren, Senior Vice President of Sales, Boeing Commercial Airplane

7 News Release: Aloha, Hawaiian to Merge, Airline Industry Leader Greg Brenneman to Head Combined Company (December 19, 2001)

8 News Release: Merged Airline Proposes Fare Caps, Planned Fare Structure Would Offer Low Interisland Fares for Kamaaina (January 8, 2002)

9 News Release: Merged Airline Ofers Furlough Protection to Majority of Employees (January 9, 2002)

                                  Statement by
                                 Glenn R. Zander
                      President and Chief Executive Officer
                              Aloha Airgroup, Inc.

                         Before the Senate Committees on
          Transportation, Military Affairs, and Government Operations,
                   Commerce, Consumer Protection, and Housing,
                    and Tourism and Intergovernmental Affairs

                        REGARDING THE PROPOSED MERGER OF
                      ALOHA AIRGROUP AND HAWAIIAN AIRLINES
                                January 22, 2002

Good afternoon Chair Kawamoto, Chair Menor, Chair Kim, Vice Chairs and Committee Members:

My name is Glenn Zander, President and Chief Executive Officer of Aloha Airgroup, parent company of Aloha Airlines and Island Air. Thank you for the opportunity to appear before your Committees and to provide information about Aloha and its recently completed agreement to merge our company with Hawaiian to create a newly formed entity - Aloha Holdings, Inc. More importantly, I hope to be able to answer questions that the members of the Committee may have arising from your own or your constituents' concerns about the merger.

This transaction is about how to realize the efficiencies necessary to create a strong local carrier that can ensure the continued availability of interisland service. It offers orderly change with particular attention to minimizing job losses and addressing consumer concerns about pricing and scheduling. In addition, market forces will continue to limit the combined carrier's behavior. The proposed transaction is the best outcome for consumers, as well as the employees of both companies.

To assist the Committees' understanding it is essential to explain what has changed over the past years and why this necessitates change by the two principal providers of inter-island air transportation.

Changes in technology now allow airlines to use smaller long-range airplanes to operate direct flights to the principal tourist destinations of Mainland visitors: Maui, Kona and Lihue. In the past, only large wide-body aircraft such as 747's and DC-10's could fly from the Mainland to Hawaii. These wide-bodies flew to Honolulu and passengers destined to the Neighbor Islands would transfer to Aloha or Hawaiian for the inter-island segment. However, as new generation 757 and 767 aircraft have been deployed by the Major carriers, they now serve these Neighbor Island destinations directly.

It is important to note that these aircraft not only carry non-stop passengers from the West Coast but because of the powerful networks of the Majors, passengers are transferred to these flights from all 48 contiguous States. In essence, the Majors have shifted the connecting point away from Honolulu to such hubs as Los Angeles and San Francisco. This shift also occurred during a period of low visitor growth for Hawaii. (See Chart 1). There were about 7 million visitors in 1990 and about the same number in 2000. While those in the tourism marketing business always seem to find a way to report something positive about visitor counts, these are the harsh facts of our inter-island business.

Chart 2 reflects this change in capacity over the past decade. Between 1990 and 2001, the number of seats aboard direct flights to Neighbor Islands grew an average of 14.5 percent per year. Over the same period, the number of seats into Honolulu declined by 4.2 percent per year. The growth of international direct flights to the Neighbor Islands was particularly dramatic. In 1991, not a single direct flight seat was available from any international origin. Today, more than 5 percent of all international seat capacity - some 150,000 seats annually - bypasses Honolulu on the way to a Neighbor Island airport.

Hence, in a low growth environment, every passenger bled away from a Honolulu connection, is essentially not replaced. Unfortunately, the frequency and affordability of inter-island flights for Hawaii's residents depended upon these transiting visitors.

If you will look at the next chart, Chart 3 displays what happens to profitability when one more passenger or one less passenger is carried relative to the break-even point. Even a small change in passengers carried can produce significant losses. You simply cannot reduce your costs for the one missing passenger while all of the revenue disappears. Within Hawaii, where both Aloha and Hawaiian currently operate similar schedules with significant numbers of empty seats, capacity reductions entail huge risks.

Prior to 9/11 each of us were attempting to cope with the situation in our own way. After 9/11 something had to change as you can see in Chart 4. Inter-island traffic dropped virtually overnight from over nine million passengers a year to less than eight million - a loss of nearly $50 million of annual revenues to both companies combined. In essence, a bad situation now became untenable.

The merger addresses these issues in a number of ways. By rationalizing capacity, reducing costs and growing Trans-Pacific flights, you now have one strong carrier instead of two marginal ones.

For the Hawaii consumer, the reduction in capacity will not be significant or even noticeable, as a rational schedule will simply eliminate a number of otherwise empty seats. Similarly, prices will be in the same range they are today and are guaranteed to be so. Through the offering of a range of prices, including those lower at off-peak times, residents will have access to great bargains and this will also tend to balance out demand and assist in providing a rational schedule.

Both Aloha and Hawaiian have sought to diversify their businesses with services to the Mainland and Pacific destinations. Hawaiian's strategy has been to operate large aircraft to major destinations. Our strategy has been to fly to smaller cities with smaller aircraft and higher yields. Each has worked in its own way, but operating separately, we remain relatively weak prey for the Major carriers should they decide to deploy more capacity against us.

By combining our companies, we become stronger with the economies of scale to be a real force in Trans-Pacific air service. The new merged Company envisions growth of 10 percent or more annually. This will be a company whose focus is Hawaii's air travel needs. While Hawaii welcomes the capacity of Major carriers, it has been and always will be that they move aircraft where the most profits are available. One year that may be Hawaii, the next may be the Trans-Atlantic.

Hawaii needs a true flagship carrier that will always stay devoted to the needs of the State. A strong flagship carrier can grow profitably and produce a base of operations that guarantees real job security and more options for the residents and consumers of this State.

The combination of our two proud companies offers Hawaii just that.

Significantly, the combined Company will have a proven leader in Greg Brenneman. As significantly, the new carrier will also continue to have deep roots in our community. The families of the late Hung Wo Ching and Sheridan Ing will continue to hold shares in the new Company and seats on the new Company's board, and will honor the proud traditions that their patriarchs established for Aloha Airlines.

Perhaps the most important message I can leave with you today is that the outcome many in the State would like is the one alternative that is not available - the status quo. The status quo cannot be maintained in today's environment, post-9/11.

On the other hand, the merger creates a strong, efficient local carrier, provides an orderly transition, protects the vast majority of jobs and puts in place guarantees to local residents for passenger fares and cargo rates. It is the right answer for the employees, consumers and the State of Hawaii.

Thank you very much for this opportunity to share our perspectives on the planned merger with the people of Hawaii.

[Slide 1]


Glenn R. Zander
President & CEO

[ALOHA AIRLINES LOGO -- OMMITTED]          [GRAPHIC SHOWING FLOWER -- OMMITTED]

Testimony before the State Senate
January 22, 2002

[Slide 2]


               Total vistor arrivals have barely risen in a decade

        [GRAPH -- OMMITTED -- SHOWING APPROXIMATELY THE FOLLOWING DATA:]

                   Total Visitor Arrivals to Hawaii [millions]

             Oahu          Neighbor Islands            Total
             ----          ----------------            -----

1990          5.1              1.6                      6.7
1991          4.8              1.7                      6.5
1992          4.9              1.5                      6.4
1993          4.6              1.5                      6.1
1994          4.7              1.7                      6.4
1995          4.8              1.7                      6.5
1996          4.9              1.8                      6.7
1997          4.9              1.8                      6.7
1998          4.7              1.9                      6.6
1999          4.6              2.1                      6.7
2000          4.8              2.2                      7.0
2001E         4.8              2.1                      6.7


Source: Hawaii DBEDT

[Slide 3]


           Direct flights to Neighbor Islands have grown dramatically


                [GRAPH -- OMITTED -- SHOWING THE FOLLOWIND DATA:]

                         Percent of Seats to Hawaii

                   Honolulu                  Neighbor Islands
                   --------                  ----------------

1990                 97%                           3%

2001E                81%                          19%

compounded
annual
growth               -4.2%                       +14.5%


Source: U.S. Dept. of Transportation; BACK Aviation

[Slide 4]


       Because of the high fixed costs of the airline business, any loss of passenger revenue goes straight to our bottom line

        At break even load factor, the loss or gain of one passenger per interisland flight makes a huge impact on profits...

                1 more passenger per flight = $ 2,008,000 profit

                      [GRAPHIC SHOWING ALOHA JET -- OMMITTED]

                 1 fewer passenger per flight = $2,001,000 loss


Source: Aloha Airlines; Mercer Management Consulting analysis

[Slide 5]


The tragedy of September 11 has had a devastating effect on interisland traffic

         [GRAPH -- OMITTED -- SHOWING APPROXIMATELY THE FOLLOWING DATA AND SHOWING A 22% DROP IN THE AVERAGE MONTHLY INTERISLAND PASSENGERS
                              POST-SEPTEMBER 11TH]

                    Average Monthly Interisland Passengers

              Hawaiian         Aloha            Total
              --------         -----            -----

Jan.          330,000          370,000         700,000
Feb.          330,000          370,000         700,000
Mar.          380,000          420,000         800,000
Apr.          330,000          380,000         710,000
May           320,000          380,000         700,000
Jun.          360,000          410,000         770,000
Jul.          400,000          420,000         820,000
Aug.          400,000          420,000         820,000
Sep. P                                         520,000
Oct. P                                         610,000
Nov. P                                         610,000
Dec. P                                         610,000

Source: Turnworks

                                [GRAPHIC OMITTED]

                           TESTIMONY OF PAUL J. CASEY
                    VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             HAWAIIAN AIRLINES, INC.

                                January 22, 2002

To: Chairpersons Cal Kawamoto, Ron Menor and Donna Mercado Kim and Members of the Senate Committees on Transportation, Military Affairs & Government Operations, on Commerce, Consumer Protection and Housing, and on Tourism & Intergovernmental Affairs::

         My name is Paul Casey and I am the Vice Chairman and CEO of Hawaiian Airlines. I will first make some general comments, then mention some specifics and finally answer any questions you may have. Let me make clear that my comments are primarily from the perspective of Hawaiian Airlines as representatives of Aloha Airlines and Turnworks have also submitted testimony for this Informational Briefing.

         The proposed merger is designed to ensure the continued viability of Hawaii's interisland air service in a changing marketplace. Historically, Hawaiian Airlines has served the communities throughout the state in spite of the fact that some routes are not profitable. The stronger routes, and to a greater extent, service to destinations outside of Hawaii, have subsidized this complete interisland service for many years. We continue to do it to service our residents and to provide the necessary air transportation for our tourist based economy.

         But we also have to recognize the changing environment. A trend in recent years toward more direct service to the neighbor islands by the major carriers serving Hawaii has impacted on the profitability of frequent interisland service. Also, a dramatic drop in visitor traffic from Japan caused by a faltering economy there has had a significant negative impact on interisland air traffic.

         Our fourth quarter and year-end financial results for 2001 aren't final yet, but our results for the third quarter clearly reflect some of these factors. Although we recorded a third quarter net profit of $12 million, as we reported in our news release and SEC filings, this included the favorable effects of $8.5 million in federal aid from the Airline Stabilization Act and a $5.7 million tax credit. When you compare this to our third quarter results in the previous year and take into account that in that year our results were mitigated by a $12.8 million restructuring charge relating to our interisland fleet modernization program, our results were slightly worse in 2001 than in 2000 on the net line, and operating profits were a little more than HALF what they were in the third quarter of 2000.

         More recently, the events of September 11 had a devastating effect on the entire airline industry, and the resulting impact on tourism and our local industry, including Hawaiian Airlines, has been substantial. It has caused all of us to rethink the future of air travel and our company. While some reports show improvement in some of the tourism numbers, there remains uncertainty in the outlook for air travel to Hawaii and between the islands.

         One thing that will likely not change is the nature of tourism in our islands. Hawaii is almost completely a leisure travel market, and as we all know, that generally equates to low yields, or revenue per passenger. Couple this environment with the escalating costs that all airlines are bearing in the wake of September 11, and it's easy to see that the best hope our state has for growth in the local airline industry is in a merger of the two local carriers.

         The proposed merger offers an opportunity to create a larger and stronger carrier that will continue to be based in Hawaii and be operated by people who live here. This is clearly in the best long-term interests of the company's shareholders, the employees, the state and the consumer. For shareholders, the value is already being recognized in the increased value of Hawaiian's stock. For our employees, it will provide growth opportunities and continued job security and stability. For our state and its tourism industry, we will have a larger, stronger air carrier with growth opportunities focused on Hawaii. And for Hawaii's residents and consumers, it will provide greater stability with continued service throughout the state at reasonable rates by creating a carrier that can better withstand any future negative events impacting tourism or the airline industry.

         The fact is, all parties to this merger are better off with a merged carrier - shareholders, employees, consumers and the state as a whole.

         We all recognize that the state's air transportation infrastructure is critical to our way of life - both from an economic as well as a personal perspective. The economic future of our islands is dependent on air travel between the islands. I ask you as our leaders to focus on the opportunities that this proposed merger offers. And let me repeat that we want an air carrier which will be based in Hawaii, and operated by people who live here. The majority of the board of directors of the merged carrier will be residents of Hawaii, which will help ensure that decisions about our air travel will be made here, not on the mainland.

         Thank you for the opportunity to explain our position on this merger and I will be happy to answer any questions you may have.

                                    TurnWorks

January 22, 2002



Chair Kawamoto, Chair Menor, Chair Kim, and Vice Chairs and Members of the Senate Committees on Transportation, Military Affairs, and Government Operations, Commerce, Consumer Protection and Housing, and Tourism and Intergovernmental Affairs:

         I apologize to the Committees for being unable to attend today's informational briefing due to a prior commitment outside the State.

         I have enjoyed getting to know the members of the Legislature and look forward to spending more time with you in the future. I understand the importance of this merger to the people of Hawaii, and it is good that there are informed discussions that lay out the facts and answer questions.

         Today, Steve DeSutter, TurnWorks' Senior Vice President, will be sharing our thoughts on where we are on the merger, our commitments to our employees, to you, and to all of the people of the State of Hawaii, and our vision for the merged carrier. It is a future I am very excited to be a part of, and I can't wait to work with the professional men and women of each carrier to bring it to life.

         It is very important that we conduct the merger in an open, forthright manner. We recognize that the merged airline will have the responsibility of being a good employer, a good corporate citizen, and an important conduit for growing the number of visitors to Hawaii. However, we also recognize the special responsibility we will bear in this island state, where the airways serve as the islands' highways. We accept that responsibility with the utmost seriousness. That is why I welcome opportunities like today's hearing to help you and the community understand that we will live up to those responsibilities.

         Like all of you, I am well aware that there is a level of anxiety among some employees and the public about the merger and how it might affect every day life in Hawaii. You will hear details today, but I think I can sum it all up for you with a straightforward assurance: I and the employees of the merged airline will work very hard, each and every day to provide a great product with great service, and in many cases at fares less than today, to make this airline one that the people of Hawaii can be very proud to call their flagship carrier.

         Thank you, and I look forward to meeting you again very soon.

                                                 /s/ Greg Brenneman
                                                 ------------------
                                                    GREG BRENNEMAN

                       WRITTEN STATEMENT OF STEVE DESUTTER
                     SENIOR VICE PRESIDENT, TURNWORKS, INC.

                         Before the Senate Committees on
          Transportation, Military Affairs, and Government Operations,
                   Commerce, Consumer Protection, and Housing,
                    and Tourism and Intergovernmental Affairs

                                January 22, 2002

                                     OUTLINE

1.  Where We Came From

    a. Pre-September 11. The past 6 years have been the most profitable in the airline industry. Yet Aloha and Hawaiian were unable to capitalize on these good times. Both carriers lost money. Since 1995 through the 3rd quarter of last year, the two carriers suffered combined net losses totaling $63 million. This net loss was split about evenly between them, with a net loss of $32 million at Aloha and $31 million at Hawaiian.

    b. After September 11. September 11 changed a bad situation into a dire one. U.S. airlines, whether regional or national, incurred unprecedented losses during the 4th quarter of 2001. Continental reported a 4th quarter loss of $149 million. American, $734 million. Northwest Airlines, $256 million. U.S. Airways reported a staggering 4th quarter loss of $1 billion. Even Southwest Airlines, the most profitable carrier, struggled to make a small profit. But the worst may be yet to come, as the country's largest airline, United, has yet to report its losses. An industry analyst estimates that the industry will lose more than $8 billion in 2001 - even after the nearly $2.5 billion of emergency federal grants.

    c. Merger. When you factor in the dramatic changes in travel patterns since September 11th, the stronger competition Hawaii faces from other leisure destinations, and the increase in direct flights to the neighbor islands, it is no longer viable for two carriers to continue to operate as separate entities. The merger was the best solution under difficult circumstances.

2.  What We Are Doing:

    a. Government review. State and federal government antitrust reviews have begun. Review by the U.S. Department of Transportation has also begun.

    b. Antitrust issues. We believe this merger is permitted under federal and State antitrust laws, on the federal level, due to robust competition for mainland-Hawaii routes, and on the State level, because it would be relatively easy for other carriers to enter the interisland market.

    c. Federal antitrust exemption. Congress, as part of the Aviation and Transportation Security Act of 2001, passed legislation to allow two or more airlines that provide air transportation between points in the same state to obtain limited immunity from the federal antitrust laws, allowing them to cooperate on matters such as the consolidation of schedules. This would allow carriers such as Aloha and Hawaiian to save money.

        i. Aloha and Hawaiian have not yet decided whether to apply for this limited antitrust exemption.

        ii. Even if they did, however, the antitrust exemption is not a cure-all for the difficulties that Aloha and Hawaiian face today. The exemption would only allow coordination of flight schedules through October 1 of this year. More importantly, it does not allow the carriers to reduce their aircraft lease payments, reduce redundant expenses, or to grow - as the merged carrier will do under our "Go Forward" Plan.

3.  Where We Are Going:  The "Go Forward" Plan for the Merged Airline

    It takes a winning plan, a financially strong and well-financed operation, a commitment to reliability and great operations, and a team of dedicated people working together to make a great airline. To achieve a solid future for the merged airline, we have developed a 4-part "Go Forward Plan", consisting of a Market Plan, a Financial Plan, a Product Plan, and a People Plan.

    a.  Our Market Plan is called "Fly to Win"

        i. Prices Caps. Our goal is simple: to increase revenues, and ultimately, to deliver a sustainable profit. However, as the only airline that will be headquartered in Hawaii, we recognize that we have a special responsibility to the people of this island state, where Hawaii's airways are the State's highways.

             Because we take that responsibility with the utmost seriousness, we will cap interisland kama'aina fares for the foreseeable future at attractive rates similar to today's. In some cases, airfare deals will be better when interisland travelers have more flexibility in their travel schedules. And unlike other commodities such as gasoline or food, our top fares for all passengers will be less than similar Mainland routes.

             We have specifically proposed to the State Attorney General:

             (1) Kama'aina fare caps for Hawaii residents on approximately one-third of all seats.

                  (a) 10% of all seats will be available for $55 or less one-way. Coupons will even be available for much less than $55 on some off-peak flights.

                  (b) Another 20% of all seats will be available for $60 or less.

             (2) Fare caps for all interisland passengers at $78 for a one-way ticket - less than low-cost airlines, such as Southwest, charge for similar routes on the mainland.

             (3) To freeze fares at these levels for two years, subject to increases for changes in government charges, taxes, and fees, and other expenses beyond our control; and to guarantee, for the next three years, that any fare increases will not exceed the rate of inflation, measured by the Consumer Price Index.

             (4) To honor all coupons sold by Aloha and Hawaiian before the merger.

             (5) To honor all existing interisland cargo contracts, with increases in contracts - if any - also tied to the CPI for five years.

        ii.  Frequent Flyers and Alliance Partnerships.

             (1) Aloha and Hawaiian's frequent flyer programs will be combined; so if you have 10,000 miles with Aloha and 10,000 miles with Hawaiian, you will now have 20,000 miles with us, not to mention more reward options.

             (2) Alliance agreements allow our frequent flyer members to use their miles on other carriers and other carriers' members to use their miles on our airline. We will honor all existing alliance agreements and work with each of our alliance partners to develop a reasonable standard agreement to treat them all fairly and equitably. Our goal: provide the greatest number of travel reward options to our frequent flyer customers.

        iii. Routes.

             (1)  Interisland service.

                  (a) All existing interisland routes will be maintained. The merged carrier will continue to serve all the Hawaii communities that depend on us today, through jet service or prop service, as with Aloha Island Air today, from Lihue to Hilo, from Ho'olehua to Lanai City. Only a carrier that is based in Hawaii and belongs to this community would make a commitment like this. A mainland-based carrier almost certainly would selectively focus on serving only the most popular destinations.

                  (b) Interisland flight schedules will be consolidated by reducing about 10% of the total number of interisland flights. These flight reductions are on the flights you all know about, the flights where Aloha and Hawaiian take off wing tip to wing tip with fewer than 30 passengers on each flight. Passengers will be accommodated comfortably, and as conveniently, on other flights with similar departure times.

                  (c) When demand for any scheduled route grows, resulting in an annual average capacity of 80%, airplanes will be added to service those routes.

             (2)  New destinations.

                  (a) As we achieve profitability, we will begin to aggressively grow the airline into other West Coast and inland cities.

                  (b) There is a good chance that we will be the only rapidly-growing carrier in the U.S. over the next 5 years.

                  (c) As we grow, we will be able to bring back our furloughed employees, hire more people, and bring more visitors to the State.

                  (d) Our growth plan will also help our cargo customers to get their products to customers in new destinations.

                  (e) So as we grow, we will help the people of this State to grow as well.

    b.  Our Financial Plan is called  "Fund the Future"

        i. We will improve our cash position. We are working to put financial plans in place to make sure that our airline has plenty of cash. This will allow us to buy our airplanes at the lowest possible cost.

        ii. The merged carrier's Fleet Plan will result in substantial savings not available separately to Aloha or Hawaiian.

             (1) Because their prospects are limited and their history of making money is poor, Aloha and Hawaiian pay more than most carriers to lease airplanes.

             (2) During the last 4 years that Greg Brenneman was at Continental, Continental purchased more airplanes from Boeing than any other carrier. As a result, Greg and the team at Continental developed a tremendous relationship with Boeing.

             (3) Boeing has great faith in our plan and in Greg, and is willing to make lease concessions as part of our planned fleet restructuring program. This will allow the merged carrier to save millions of dollars annually on lease payments for the existing fleet. Boeing would only make these lease concessions available to the new combined carrier - not to either of the existing carriers.

             (4) It is no surprise that some of our airplanes are getting old. Once the merger is completed, we will be ordering new Boeing aircraft to replace our old airplanes and grow our fleet. This supports our Market Plan which would approximately double the number of long range aircraft and trans-Pacific flights by 2005.

        iii. The merger will eliminate redundant costs. The merger will eliminate redundant administrative and operating costs by approximately $50 million annually.

        iv. The resulting increase in liquidity will allow us to invest money in technology, not only at the check-in counters (as discussed below) but also with expanded e-ticketing and direct marketing on the Internet to help us grow our business.

    c.  Our Product Plan is called "Make Reliability a Reality"

        i. We will commit to doing all the things airlines must do to be successful. We will get customers to their destinations safely, on time, and with their bags.

        ii.  The aloha spirit is the key to our product.

             (1) We will provide our customers with a quality product from food, to seats, to baggage handling, to magazines, to the appearance and cleanliness of our airplanes. All with the aloha spirit.

             (2) Everything you see, smell, touch, hear, and taste on the aircraft will instantly tell our passengers they are in for a great Hawaii experience.

             (3) The special kind of service that Hawaii is known for - and which the two carriers' employees already provide - will be the hallmark of the airline. Our passengers will be touched by the aloha spirit the second they get to the gate and board the aircraft.

        iii. We will use technology to give our customers a great experience.

             (1) Both airlines have been successful at delivering great, award-winning service.

             (2) However, our on-time performance has deteriorated significantly since the new security measures have been put in place. This needs to be fixed with staffing, schedule changes, and technology.

             (3) The new security procedures have also resulted in longer lines for our customers at the check-in desk. We will fix this problem as well. With improved technology, we will help our ticket agents get passengers their boarding passes and luggage tags more quickly and efficiently, so that our customers won't have to wait so long in line. We believe through the effective use of technology we can cut the time passengers stand in line by 60 to 70 percent.

    d.  Our People Plan is called "Working Together"

        We would not be able to do any of this without the people of our airline.

        i. Working Together means that we will bring everyone together, with dignity and respect. Working Together means we need to treat each other with dignity and respect. There are challenges inherent in merging two groups of employees who have a lot of history and a lot of pride in their respective companies. Working Together means that we bring everyone together, to be a part of one company.

        ii. Working Together also means having a leader who treats everyone fairly, and who will provide open, honest, and direct communication.

             (1) Since the merger announcement, Greg Brenneman has focused on meeting and getting to know the employees of Aloha and Hawaiian airlines. So far, he has met more than 3,500 out of the companies' 6,100 employees on the Big Island, Maui, Kauai, and Oahu.

             (2) Greg is also leaving weekly voicemails for employees to update everyone on the progress of pulling the companies together.

             (3) Greg has also been impressed by the fair, open-minded evaluation of our proposals shown by union leadership and with the union leaders' commitment to doing the best possible job on behalf of their members.

             (4) We've learned that the vast majority of our employees are committed to bringing the two carriers together, to minimize the challenges we together will face, and to get on to greater things.

                  As the Air Line Pilots Association (ALPA) said in a press release following the announcement of the merger, "Pilots at Hawaiian and Aloha Airlines responded to the merger of the carriers after the announcement of the transaction by the Hawaiian Board of Directors, with optimism and realism, as they prepare to work together to facilitate the integration of Hawaii's largest airlines."

                  ALPA's President, Duane Woerth, has also said that he supports the rationale for the merger. "For so many years, these companies have been going tooth and nail and really getting nowhere." "This (merger) has probably been crying out to be done for some time."

        iii. Working Together means treating everyone fairly in the integration process. We promise that every employee, and especially those who are furloughed or laid-off, will be treated with dignity and respect.

             This means that we are working very hard to avoid furloughs.

             (1) We have made a "no furlough" offer to more than 70% of the unionized work force, including the flight attendants, gate, ramp, reservations, and contract services agents.

             (2) Working Together also means making a fair offer to the pilots, dispatchers, and mechanics as soon as we know the final fleet plan, as well as a fair process for the companies' corporate staff. All of these matters will be determined in the coming weeks.

        iv. Working Together means taking care of each other, our family of employees. There will be a fund established for employees in need, to be managed by a committee comprised of line employees. Greg Brenneman will make a contribution of $250,000 to the fund on the closing of the merger.

        v. Ultimately, we will need to grow to bring our furloughed employees back as quickly as possible. Our employees, and all of you, have our commitment that we will do this as soon as possible.

        vi.  Moving forward,

             (1) Our new livery and uniforms will reflect the traditions and strengths of both airlines and will have a look and feel that will make all Hawaii proud.

             (2) The company will adopt employee incentives so that employees see a direct benefit from providing great service and a great product.

4.  Conclusion

    For all these reasons, we are confident that working together, we will have a terrific future as a successful company, with good people in good jobs, providing a great experience for our passengers with the reliable service they would expect and deserve from Hawaii's flagship carrier.

                                    # # # # #

This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and TurnWorks undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. TurnWorks cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                       WRITTEN STATEMENT OF STEVE DESUTTER
                     SENIOR VICE PRESIDENT, TURNWORKS, INC.

                         Before the Senate Committees on
          Transportation, Military Affairs, and Government Operations,
                   Commerce, Consumer Protection, and Housing,
                    and Tourism and Intergovernmental Affairs

                                January 22, 2002



Chair Kawamoto, Chair Menor, and Chair Kim, and Vice-Chairs and Members of the Senate Committees on Transportation, Military Affairs, and Government Operations, on Commerce, Consumer Protection, and Housing, and on Tourism and Intergovernmental Affairs:



         My name is Steve DeSutter and I am the Senior Vice President of TurnWorks. We understand the importance of this merger to the people of Hawaii, and so it is very important that we conduct the merger in an open, forthright manner. That is why we welcome opportunities like today's informational briefing to help you, as well as everyone in Hawaii, understand what led us to the planned merger of Aloha and Hawaiian airlines and to inform you of where we are in the process. Today we will also share our vision for the merged carrier. It is a future I am very excited to be a part of.

Where We Came From

         The past 6 years have been the most profitable years in the airline industry. Yet during that time, Aloha and Hawaiian were unable to capitalize on these good times. Both carriers lost money. Since 1995 through the 3rd quarter of last year, the two carriers suffered combined net losses totaling approximately $63 million. This net loss was split about evenly between them with a net loss of $32 million at Aloha and $31 million at Hawaiian.

         September 11 changed a bad situation into a dire one. U.S. airlines, whether regional or national, incurred unprecedented losses during the 4th quarter of 2001. For example, Continental reported a 4th quarter loss of $149 million. American, $734 million. Northwest Airlines $ 256 million, U.S. Airways reported a staggering 4th quarter loss of $1 billion. Even Southwest Airlines, the most profitable carrier, struggled to make a small profit. But the worst may be yet to come, as the country's largest airline, United, has yet to report its losses. An industry analyst estimates that air carriers will lose more than $8 billion in 2001 - even after the nearly $2.5 billion of emergency federal grants.

         When you factor in the dramatic changes in travel patterns since September 11th, the stronger competition Hawaii faces from other leisure destinations, and the increase in direct flights from the mainland and Asia to the neighbor islands, it was no longer viable for two carriers to continue to operate as separate companies. The financial future of both companies was uncertain as we have heard today, and the prospects for growth were limited. The merger was the best solution under these difficult circumstances.

What We Are Doing

         Since we announced the merger last month, State and federal government antitrust reviews have begun. The U.S. Department of Transportation has also begun its review of the merger. We believe this merger is permitted under federal and State antitrust laws, on the federal level, because there is robust competition for mainland-Hawaii routes, and on the State level, because it would be relatively easy for other carriers to enter the interisland market.

         Now, in fact, as many of you know, Congress, as part of the Aviation and Transportation Security Act of 2001, passed legislation to allow two or more airlines that provide air transportation between points in the same state to obtain limited immunity from the federal antitrust laws, allowing them to cooperate on matters such as the consolidation of schedules. This would allow carriers such as Aloha and Hawaiian to save money. The two carriers have not yet decided whether to apply for this limited antitrust exemption. Even if they did, however, the antitrust exemption is not a cure-all for the difficulties that Aloha and Hawaiian face today. First, the exemption would only allow the carriers to coordinate flight schedules, for example, for less than nine months, through October 1st. More importantly, it does not allow the carriers to reduce their aircraft least payments or to reduce redundant expenses...and does not help the carriers to grow. All of these are central to our "Go Forward" plan for the merged airline.

Where We Are Going:  The "Go Forward" Plan for the Merged Airline

         It takes a winning plan, a financially strong and well-financed operation, a commitment to reliability and great operations, and a team of dedicated people working together to make a great airline. To achieve a solid future for the merged airline, we have developed a 4-part "Go Forward Plan", consisting of a Market Plan, a Financial Plan, a Product Plan, and a People Plan.

         Our Market Plan is called "Fly to Win". Our goal is simple: to increase revenues and ultimately, to deliver a sustainable profit.

         That being said, as the only airline that will be headquartered in Hawaii, we recognize that we have a special responsibility to the people of this island state, where Hawaii's airways are the State's highways.

         Because we take that responsibility with the utmost seriousness, we will cap interisland kama'aina fares for the foreseeable future, at attractive rates similar to what they are today. In some cases, airfare deals will be even better when interisland travelers have more flexibility in their travel schedules. And unlike other commodities such as gasoline or food, our top fares for all passengers will be less than other airlines charge for similar Mainland routes.

         We have specifically proposed to the State Attorney General kama'aina fare caps for Hawaii residents on approximately one-third of all seats. 10% of all seats will be available for $55 or less one-way. Coupons will even be available for much less than $55 on some off-peak flights. In addition, another 20% of all seats will be available for $60 or less.


         All interisland passengers' tickets will be capped at $78 for a one-way ticket - less than low-cost airlines, such as Southwest, charge for similar routes on the mainland.

         We promise to freeze fares at these levels for two years, subject to increases for changes in government charges, taxes, and fees, and other expenses beyond our control. We will also guarantee, for the next three years after that, that any fare increases will not exceed the rate of inflation, measured by the Consumer Price Index.

         We will honor all coupons sold by Aloha and Hawaiian before the merger, as well as all existing interisland cargo contracts, with increases in cargo contracts - if any - also tied to the CPI for five years.

         Now many people have asked us over the past month, "What will happen to our frequent flyer miles?" The answer is very simple. Aloha and Hawaiian's frequent flyer programs will be combined; so if you have 10,000 miles with Aloha and 10,000 miles with Hawaiian, you will now have 20,000 miles with us...not to mention more reward options.

         Alliance agreements allow our frequent flyer members to use their miles on other carriers...and allow their members to use their miles on our airline. We will honor all existing alliance agreements and will work with each of our alliance partners to develop a reasonable standard agreement to treat them all fairly and equitably. Our goal is to provide the greatest number of travel reward options to our frequent flyer customers.

         There has been much speculation as to the routes that the merged carrier will fly. I know that this is something that everyone is concerned about. And I can tell you that all existing interisland routes will be maintained through jet service or through prop service, as with Aloha Island Air today. The merged carrier will continue to serve all the Hawaii communities that depend on us now - from Lihue to Hilo, from Ho'olehua to Lanai City. And I state with confidence, only a carrier that is based in Hawaii, that belongs to the community here, would make a commitment like this. A mainland-based carrier almost certainly would selectively focus on serving only the most popular destinations.

         Interisland flight schedules will be consolidated by reducing about 10% of the total number of interisland flights. These flight reductions are on the flights you all know about, the flights where Aloha and Hawaiian take off wing tip to wing tip with fewer than 30 passengers on each flight. These passengers will be accommodated comfortably, and as conveniently, on other flights with similar departure times. When demand for any scheduled route grows, resulting in an annual average capacity of 80%, new airplanes will be added to service those route.

         There has also been much speculation about the new destinations the new carrier will serve. As we achieve profitability, we will begin to aggressively grow the airline into other West Coast and inland cities. There is a good chance that we will be the only rapidly-growing carrier in the U.S. over the next five years. As we grow, we will be able to bring back our furloughed employees, hire more people, and bring more visitors to the State. Our growth will also help our cargo customers to get their products to customers in new destinations. So, as we grow, we will also help the people of this State to grow as well.

         Now, to grow, we must have a financial plan. Our Financial Plan is called "Fund the Future". We are working to put financial plans in place to make sure that our airline has plenty of cash. This will allow us to buy our airplanes at the lowest possible cost.

         In addition, because their prospects are limited and their history of making money is poor, today Aloha and Hawaiian pay more than most carriers to lease airplanes. During the last 4 years that Greg Brenneman was president at Continental, Continental purchased more airplanes from Boeing than any other carrier. As a result, Greg and the team at Continental developed a tremendous relationship with Boeing. Boeing has great faith in our plan and in Greg, and is willing to make lease concessions as part of our fleet restructuring program. This will allow us to save millions of dollars annually on lease payments for the existing fleet. Boeing would only make these lease concessions available to the new combined carrier - not to either of the existing carriers.

         Now it is no surprise that some of our airplanes are getting old. Once the merger transaction is completed, we will be ordering new Boeing aircraft to replace our old airplanes and grow our fleet. This supports our Market Plan which would approximately double the number of long range aircraft and trans-Pacific flights by 2005.

         Finally, the merger will eliminate redundant administrative and operating costs, to the tune of about $50 million annually.

         All of these initiatives will give us increased liquidity. The increased liquidity will be invested in technology - not only at the check-in counters (which I will talk about in a minute) but also with expanded e-ticketing and direct marketing on the Internet to help us grow the business.

         This brings us to our Product Plan. Our Product Plan is called "Make Reliability a Reality". We will commit to doing all of the things airlines must do to be successful. We will get customers to their destinations safely, on time, and with their bags. We will provide our customers with a quality product from food, to seats, to baggage handling, to magazines, to the appearance and cleanliness of our airplanes. All with the aloha spirit. Everything you see, smell, touch, hear, and taste on the aircraft will instantly tell our passengers they are in for a great Hawaii experience. The special kind of service that Hawaii is known for - and which the two carriers' employees already provide - will be the hallmark of the airline. Our passengers will be touched by the aloha spirit the second they get to the gate and board the aircraft.

         Both airlines have been successful at delivering great, award-winning service. However, our on-time performance has deteriorated significantly since the new security measures have been put in place. This needs to be fixed with staffing, schedule changes and technology. The new procedures required under the recent security changes have also resulted in longer lines for our customers at the check-in desk. We will fix this problem as well. With improved technology, we will help our ticket agents get passengers their boarding passes and luggage tags more quickly and efficiently, so that our customers won't have to wait so long in line. We believe through the effective use of technology we can cut the time passengers stand in line by 60 to 70 percent.

         Finally - and most important - we would not be able to do any of this without the people of our airline. Our People Plan is called "Working Together". Working together means we need to treat each other with dignity and respect. There are challenges inherent in merging two groups of employees who have a lot of history and a lot of pride in their respective companies. But Working Together means that we bring everyone together, to be a part of one team.

         Working Together also means having a leader who treats everyone fairly, and who will provide open, honest, and direct communication. Since the merger announcement, Greg Brenneman has focused on meeting and getting to know the employees of Aloha and Hawaiian airlines. So far he's met more than 3,500 out of the companies' 6,100 employees on the Big Island, Maui, Kauai, as well as here on Oahu. He is also leaving weekly voicemails for employees to update everyone on the progress of pulling the companies together. And he has been impressed by the fair, open-minded evaluation of our proposals shown by union leadership and with the union leaders' commitment to doing the best possible job on behalf of their members.

         We've learned that the majority of our employees are committed to bringing the two carriers together, to minimize the challenges we together will face, and to get on to greater things. As the Air Line Pilots Association (ALPA) said in a press release following the announcement of the merger, "Pilots at Hawaiian and Aloha Airlines responded to the merger of the carriers after the announcement of the transaction by the Hawaiian Board of Directors, with optimism and realism as they prepare to work together to facilitate the integration of Hawaii's largest airlines." ALPA's President, Duane Woerth, has also said publicly that he supports the rationale for the merger. "For so many years, these companies have been going tooth and nail and really getting nowhere." "This (merger) has probably been crying out to be done for some time."

         Working Together means treating everyone fairly in the integration process. We promise that every employee, and especially those who are furloughed or laid-off, will be treated with dignity and respect. This means that we are working very hard to avoid furloughs. We have made a "no furlough" offer to more than 70% of the unionized work force, including the flight attendants, gate, ramp, reservations, and contract services agents.

         Working Together also means making a fair offer to the pilots, dispatchers, and mechanics as soon as we know the final fleet plan, as well as a fair process for the companies' corporate staff. All of these matters will be determined in the coming weeks.

         This brings us to the next point. Working Together means taking care of each other, our family of employees. There will be a fund established for employees in need, to be managed by a committee comprised of line employees. Greg Brenneman will make a contribution of $250,000 to the fund on the closing of the merger.

         Ultimately, we will need to grow to bring our furloughed employees back as quickly as possible. Our employees, and all of you, have our commitment that we will do this as quickly as possible.

         Moving forward, our new livery and uniforms will reflect the traditions and strengths of both airlines and will have a look and feel that will make all Hawaii proud. The company will also adopt employee incentives so that employees see a direct benefit from providing great service and a great product.

         For all of these reasons, we are confident that working together, we will have a terrific future as a successful company, with good people in good jobs, providing a great experience for our passengers with the reliable service they would expect and deserve from Hawaii's flagship carrier.

         We thank you again for this opportunity to share our thoughts with you and with all of the people of Hawaii.

                                    # # # # #

This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and TurnWorks undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. TurnWorks cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                John Feren                             The Boeing Company
                Senior Vice President                  P.O. Box 3707 MC 21-49
                The Americas                           Seattle, WA 98124-2207
                Commercial Airplanes Group

BOEING Logo



January 21, 2002


Statement of John N. Feren, Boeing Commercial Airplanes, Regarding the Planned Merger of Aloha AirGroup and Hawaiian Airlines for January 22, 2002 Informational Briefing before the Senate, State of Hawaii, Committees on Transportation, Military Affairs, and Government Operations; on Commerce, Consumer Protection, and Housing; and on Tourism and Intergovernmental Affairs.

To the Hon. Chair Kawamoto, Chair Menor, Chair Kim, and Vice-Chairs and Members of the Committees on Transportation, Military Affairs, and Government Operations; on Commerce, Consumer Protection, and Housing; and on Tourism and Intergovernmental Affairs:


I am John N. Feren, Senior Vice President of Sales for Boeing Commercial Airplanes, a division of The Boeing Company. I have responsibility for the geographic region designated The Americas, which includes Hawaii and its commercial air carriers. I have been advised of the pending merger of Aloha and Hawaiian Airlines, and have been requested to furnish comments to the Committees. Both airlines are longstanding customers of Boeing Commercial Airplanes, and we are pleased to have supported them as they have built up the inter island air travel system. Since September 11, our industry has experienced unparalleled economic hardship, and even before the tragic events of last September, the commercial air transportation industry was struggling under the economics of overcapacity in a slowing global economy.

Based on the information furnished by the parties and my overall knowledge of the current state of the commercial aviation industry, it appears to me that the proposed merger is likely to be beneficial not only to the state of Hawaii but to suppliers such as Boeing and to the travelling public. A financially sound airline, with appropriate capacity and strong leadership, will be well positioned to survive the current downturn and to thrive when conditions improve. Our experience is also that a healthy, well-funded airline can most readily grow in response to demand and provide superior, reliable customer service, as well as promote and respond to economic growth in the communities it serves.

We look forward to a continued, mutually beneficial business relationship with the combined Aloha and Hawaiian Airlines, and to supporting renewed air travel growth to and within the state of Hawaii.


Sincerely,


/s/ John N. Feren
---------------------
John N. Feren

[ALOHA AIRLINES LOGO]       [HAWAIIAN AIRLINES LOGO]              TurnWorks Logo


NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
Wednesday, December 19, 2001
                                                                        Contact:
                                  Stu Glauberman, Aloha Airgroup, (808) 539-5947
                                 Keoni Wagner, Hawaiian Airlines, (808) 833-6778
                                     Owen Blicksilver, TurnWorks, (516) 742-5950
                          Alison Russell, Communications-Pacific, (808) 543-3542


                            ALOHA, HAWAIIAN TO MERGE

         Airline Industry Leader Greg Brenneman to Head Combined Company

HONOLULU - In a move designed to ensure the continued viability of Hawaii's interisland air service in a changing marketplace, Aloha Airgroup, Inc. and Hawaiian Airlines, Inc. (AMEX/PCX "HA") today agreed to merge Hawaii's two air carriers under a new holding company, Aloha Holdings, Inc.

The new company will be headed by Greg Brenneman, the former president and chief operating officer of Continental Airlines, who for six years helped lead that carrier's spectacular turnaround. Brenneman will serve as chairman and chief executive officer of Aloha Holdings, Inc., which will be a public company traded as Hawaiian Airlines under the ticker symbol HA on the American Stock Exchange
(AMEX) and the Pacific Stock Exchange (PCX).

The combined carrier is committing to hold unrestricted interisland fares for two years, and for an additional three years to link increases in those fares to inflation and other adjustments that affect all airlines, such as increased insurance and security rates due to September 11. Beyond this, the carrier will work with the State Attorney General to ensure fair prices for all consumers, including those who currently can arrange their travel at lower fares.

Both Aloha and Hawaiian have been adversely impacted by the global economic slowdown and the dramatic reduction in Hawaii visitors since the tragic events of September 11. These and other financial factors, such as the continuing trend toward more direct flights from the mainland U.S. to Hawaii's Neighbor Islands, have made it uneconomical to maintain dual interisland operations.

"This merger is the best thing these two great airlines could do for the people and economy of Hawaii," said Brenneman. "This state is dependent, like no other place in our country, on frequent, affordable, reliable local air service. The merger will create a flagship carrier for Hawaii that will not only allow the continuation of interisland service that Hawaii depends on, but will also provide the financial muscle and staying power needed to allow us to bring more visitors to Hawaii by growing in new markets, on the Mainland and in the Pacific.

Since leaving Continental in May 2001, Brenneman has served as chairman and CEO of TurnWorks, Inc., a Texas-based company he founded in 1994, shortly before moving to Continental. TurnWorks invests in and works with firms needing executive turnaround leadership, management expertise and financial re-engineering. During Brenneman's six years as Continental's president and chief operating officer, he worked with management and employees as they developed and implemented a plan which resulted in a dramatic turnaround. Continental moved to the top of the industry in most major airline performance indicators, resulting in a dramatic improvement in shareholder value, reversing 16 years of losses. The company was recognized for outstanding service, including winning the J.D. Power, Frequent Flyer Magazine Award five out of six years for the best customer service of any U.S. air carrier. Continental climbed as high as Number 18 in Fortune (magazine's) "100 Best Places to Work in America" before Brenneman's departure.

"I look forward to working closely with all the employees of the new airline as we focus on the basics of providing a great product delivered by people who like coming to work," said Brenneman.

The merger is expected to strengthen the company by generating savings of approximately $90 million from the consolidation of operations, elimination of excess aircraft and the coordination of flight schedules, ticket distribution and other functions. The company hopes to minimize the number of employees displaced as a result of the merger and, once profitability is reached, quickly grow so that everyone can come back to work. Brenneman plans to closely involve the unions and employees in making the integration of the two companies a success.

The new airline is expected to have annual revenues of approximately $1 billion, ranking it 10th largest among U.S. carriers, with solid prospects for growth.

The combined company will continue to operate the interisland, Mainland, and Pacific routes currently served by Aloha and Hawaiian, including the operations of Aloha's sister carrier, Island Air, linking Hawaii's primary and secondary airports. The new company also will continue to provide dedicated interisland freight/cargo service.

Aloha and Hawaiian's airline alliance partners will be able to keep their current contracts until they expire. Brenneman said the aim is to work with these partners to develop new agreements as well as to work closely with any airline that wishes to connect its passengers between the Islands.

Under terms of the merger agreement, current Hawaiian Airlines' shareholders will receive approximately 52 percent of the combined company and a six-year, 8-percent note with a face value of $2 per share. Of the 52 percent, Airline Investors Partnership (AIP), Hawaiian's current majority owner, will receive approximately 28 percent and Hawaiian's public shareholders will receive approximately 24 percent. Aloha Airgroup shareholders will receive approximately 28 percent of the combined company, and TurnWorks will receive approximately 20 percent. Additional details regarding the transaction are described in the Annex attached hereto.

An 11-member board of directors will govern Aloha Holdings, Inc. Three members will represent major employee labor units. In addition to Chairman and CEO Brenneman, Han "Sonny" Ching will serve as vice chairman. Ching has been chairman of the board of Aloha Airgroup since 1993.

Ching said, "We see this new venture as the evolution of what Aloha began more than 55 years ago--an airline especially dedicated to the people of Hawaii. We are fortunate to have a highly respected airline executive like Greg Brenneman to help us carry on this tradition."

John Adams, chairman of the board of Hawaiian Airlines, said, "Combining these two companies is something that makes sense now. The events of September 11, the distressed economic climate, and the interest expressed by TurnWorks were the catalysts for taking this step. The merger will create both immediate and long-term benefits for the flying public, Hawaii residents, and the Hawaii economy, as well as for our shareholders."

The closing is subject to certain federal and state antitrust and other regulatory approvals, which are expected to be obtained in the first half of 2002. Aloha Airgroup's President and CEO Glenn Zander and Hawaiian Airlines' Vice Chairman and CEO Paul Casey plan to retire from their companies when the transaction closes.

Zander said: "The completion of this merger will fulfill my mission at Aloha, which is to provide a financially stable air carrier that serves the needs of Hawaii and has the strength to expand into new markets. Stability, strength and growth will enable Hawaii's airline to bring increased economic benefits to the state for many years to come."

Aloha Airlines was founded in 1946 as Trans-Pacific Airlines and is today the largest provider of interisland air transportation services in Hawaii, including passenger, air cargo and contract services. In addition, Aloha offers daily trans-Pacific scheduled air service between Hawaii and Oakland and Orange County in California, as well as Las Vegas, Nevada. Aloha's sister carrier, Island Air, operates scheduled air service to Hawaii's smaller airports.

Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. From Honolulu, Hawaiian provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and seven Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of trans-Pacific air service between the U.S. mainland and Hawaii.

TurnWorks, Inc., a Texas-based private equity investment firm founded in 1994, focuses on corporate turnarounds and provides services such as management expertise, financial re-engineering, executive search and growth capital.

Mercer Management Consulting provided strategic consulting services in support of the merger.

Additional information on Aloha Airgroup and Hawaiian Airlines is available at www.alohaairlines.com and www.hawaiianair.com. In addition, an investors' presentation is available at www.hawaiianair.com. Updated information on the merger will be posted on both sites as it becomes available.

         Cautionary Statement
         --------------------

         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                                    # # # # #

ANNEX

The transaction includes the following terms:

o The shares of Hawaiian common stock will convert, based on a fixed exchange ratio, into a number of shares that are expected to represent, in the aggregate, approximately 52% of the shares of the combined company.

o Each share of Hawaiian common stock will convert, not only into equity of the combined company, but also into a six-year, 8% note with a face value of $2.00.

o Airline Investors Partnership (AIP), the majority stockholder of Hawaiian, will hold approximately 28% of the combined company as a result of the conversion of its shares in the merger.

o AIP will also receive an additional $10 million in cash as merger consideration for its controlling equity interest in Hawaiian.

o Shares of Aloha will convert, based on a fixed exchange ratio, into a number of shares that are expected to represent approximately 28% of the combined company.

o TurnWorks will hold approximately 20% of the equity of the combined company upon completion of the transaction.

o The completion of the transaction is subject to several conditions, including approvals by stockholders' meetings of both Aloha and Hawaiian, third-party consents and requisite regulatory approvals, filings, notifications and clearances with respect to aviation and antitrust regulatory authorities.

o AIP, as holder of approximately 53% of the common stock of Hawaiian, has agreed to vote for the transaction at the stockholders' meeting of Hawaiian.

o Stockholders holding at least 80% of the voting power of Aloha have also agreed to vote for the transaction at the stockholders' meeting of Aloha.

                          [TURNWORKS LOGO -- OMMITTED]


NEWS RELEASE

FOR IMMEDIATE RELEASE
Tuesday, January 8, 2002

                                                                        Contact:
                                                                  Alison Russell
                                                          Communications-Pacific
                                                                  (808) 543-3542


                        MERGED AIRLINE PROPOSES FARE CAPS

      Planned Fare Structure Would Offer Low Interisland Fares for Kamaaina

HONOLULU - Addressing issues raised by the traveling public about the planned merger between Aloha and Hawaiian airlines, officials of TurnWorks, Inc., the company that is overseeing the merger, presented key elements of its proposed fare structure and service commitment to the State Attorney General's office this morning.

According to Aloha and Hawaiian airlines, approximately 30 percent of the interisland airline passengers are residents of Hawaii. Under the TurnWorks proposal, these passengers will be able to access seats at low one-way interisland rates. The merged airline would guarantee, for kamaaina, 10 percent of its one-way interisland seats at $55 or less and an additional 20 percent of its seats at $60 or less. Annual increases on these rates will be limited to the Consumer Price Index (CPI) and these fares will be guaranteed for the five years following the effective date of the merger.

In addition, the maximum one-way interisland coach fare for residents and visitors will be capped at rates which are less than low-cost airlines, such as Southwest Airlines, are charging for similar mature routes on the Mainland. These fares also are well below the highest fares currently in effect for both airlines. The maximum interisland fare will not exceed $78 for the first two years following the merger, with increases no greater than the CPI for the following three years.

All coupons sold before the date of the merger would be honored, and the airline plans to continue flying to all the interisland markets currently served by Aloha, Aloha Island Air, and Hawaiian Airlines.

"Unlike the gas stations and grocery stores in Hawaii, fares on our new airline will be cheaper than you would find on similar routes on the Mainland," said Greg Brenneman, chairman and chief executive officer of TurnWorks, Inc. "Hawaii residents will find special deals well below $55 when traveling interisland, especially during off-peak hours."

Also under the new plan, all existing cargo contracts would be honored, with increases in contracts, if any, limited to changes in the CPI for five years.

Frequent flyer members of the two airlines would not lose any mileage credits, and travelers who belong to both frequent flyer programs will benefit by the combination of their mileage credits into a single account.

Future plans also call for the addition of new technology such as e-ticket machines and Internet sites that will facilitate check-in procedures, reduce the need for hand security searches, and increase consumer convenience when purchasing tickets.

A summary of the proposal is attached.

                                    # # # # #

         Cautionary Statement
         --------------------

         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                                 TurnWorks, Inc.
                               Settlement Proposal

Aloha Holdings Inc. is proposing to the State of Hawaii that it will preserve a strong Hawaii-based flagship air carrier. The agreement will support continued growth in tourism. It will also ensure no negative impact on state residents and business operators who rely on air transportation throughout the state.

Fares/Cargo Rates:

1. Special coach fares will be made available to Hawaii residents and businesses.
       - A minimum of 10% of the available seats will be made available at $55 or less one way and an additional 20% of the available seats will be made available at $60 or less one way. These base fares will be available for five years and will increase at the rate of the Consumer Price Index annually.

2. Maximum one-way fare will not increase above the published fare level of $78 one way for two years following the effective date of the merger and will increase at a rate equal to the Consumer Price Index for three years thereafter.

3. All existing cargo contracts will be honored. Increases in contracts, if any, would be limited to the Consumer Price Index for five years.

Service Level:

1. Interisland airports currently served by Aloha and Hawaiian airlines will continue to be served.

2. Flights will be added as needed so that the average annual load factor percent of seats filled) does not exceed 80%.

3. New technology (e-ticket machines, Internet sites) will be added to reduce check-in time and the need for hand searches, and increase consumer convenience in purchasing tickets.

4. Frequent flyer programs will be consolidated, and customers will keep all of their combined miles and we will seek to maintain strategic alliances in order to honor all frequent flyer program commitments.


Other Conditions:

1. All coupons sold before the date the merger closes will be honored subject to the restrictions currently on the coupon.

2. All fares and cargo commitments will be subject to the addition of certain surcharges, applicable taxes and increases in costs imposed by federal or state agencies such as security costs, passenger facility charges (PFCs), and large increases in uncontrollable costs such as insurance or fuel.

3. The agreement will expire if the agreed-upon level of new entry is achieved.

                                    TurnWorks



NEWS RELEASE


FOR IMMEDIATE RELEASE
Wednesday, January 9, 2002
                                                                        Contact:
                                                                  Alison Russell
                                                          Communications-Pacific
                                                                  (808) 543-3542


       Merged Airline Offers Furlough Protection to Majority of Employees


HONOLULU - TurnWorks Inc., the firm coordinating the merger of Aloha and Hawaiian airlines, today made an offer that avoids furloughs for work groups that represent approximately 3,600 employees, or more than 70 percent of all active represented employees of the combined carriers.

An offer was presented to the Association of Flight Attendants (AFA) that would provide them with protection from furloughs resulting from the merger. In order for the furlough protection to become effective, the flight attendants will need to combine seniority lists and agree to accept, with minor modifications, the recently negotiated 42-month contract of Hawaiian Airlines' AFA by the date the merger closes. There are many similarities between the new Hawaiian AFA agreement and the current Aloha AFA agreement, including pay rates.

A similar offer was made today to the International Association of Machinists
(IAM), applicable to employees in the following work groups: Customer Service Agents, Terminal and Ramp Agents, Cargo Handlers, Reservation Agents and Contract Services. The offer requires the combination of seniority lists and acceptance, with minor modifications, of the recently negotiated 42-month contract of the Hawaiian IAM by the date the merger closes. The pay rates and other terms in the new Hawaiian IAM agreement are very similar to the pay rates in the current Aloha IAM agreement.

Randolph Kauhane, IAM assistant general chairman, said, "I truly believe the company is committed to minimizing furloughs. The IAM looks forward to further discussions for the other work groups the IAM represents."

"We are committed to treating the professional men and women of the airlines fairly in the merger process," said Greg Brenneman, chairman and CEO of TurnWorks, Inc. "The cost savings generated from quick resolution of seniority and contract issues are being passed on to these employees in the form of furlough protection. I have enjoyed meeting the employees of Aloha and Hawaiian and I am committed to working with them to make the merged carrier a great place to work."

Working closely with each airline's management, TurnWorks is currently developing a new flight schedule and determining the new airline's fleet requirements. This will allow it to determine the staffing and training needs for the other work groups. Employee representatives also are exploring options such as early retirement, job sharing and voluntary leaves to further reduce the need for furloughs.

Representatives of each airline's management and TurnWorks will work through the elected representatives of the employees to reach agreement on all contract issues. The furlough protection does not apply to the employees already furloughed as a result of the events of September 11. However, Brenneman said, once the merger is completed, the merged carrier plans to grow and create jobs so that everyone can come back to work.

"We will make offers to limit the number of furloughs as quickly as we can to reduce the uncertainty for employees," Brenneman said. "We do not yet have enough information on the schedule or the fleet to determine the staffing needs of the other work groups, but we will provide these answers to the other employees as soon as we can. Furloughs and layoffs cannot be avoided entirely, but we hope to be able to minimize the number of affected employees."


                                    # # # # #




      Cautionary Statement

      This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

      Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.




Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).






                                    # # # # #